SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                         PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section
8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:    Albaraka Group Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                583 Skippack Pike, Suite 500, Blue Bell, PA 19422

Telephone Number (including area code):   (215) 641-1448

Name and address of agent for service of process:

                                  Alan T. Yuhas
                                583 Skippack Pike
                                    Suite 500
                               Blue Bell, PA 19422

Copies to:

                              Mark A. Sheehan, Esq.
                      Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                           Philadelphia, PA 19103-7098

Check appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                    YES  [ ]         NO  [X]


Item 1.           Exact name of registrant.

                  Albaraka Group Funds

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

                  Delaware, December 22, 1999

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

                  Delaware Business Trust

Item 4. Classification of registrant (face-amount certificate company, unit trust, or management company).

                  Management company

Item 5.           If registrant is a management company:

                  (a) state whether registrant is a "closed-end" company or an "open-end" company;

                           Open-end

                  (b)      state  whether   registrant  is   registering   as  a
                           "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

                           Diversified

Item 6.           Name and address of each investment adviser of registrant.

                  Roll & Ross Asset Management, LP
                  583 Skippack Pike, Suite 500
                  Blue Bell, PA 19422

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

                  Alan T. Yuhas, Trustee and President
                  583 Skippack Pike, Suite 500
                  Blue Bell, PA 19422

                  William R. Sasso, Esq., Trustee and Vice President 2600 One Commerce Square
                  Philadelphia, PA 19103-7098

                  Mark A. Sheehan, Esq., Secretary
                  2600 One Commerce Square
                  Philadelphia, PA  19103-7098

                  Lisa M. King, Esq., Treasurer
                  2600 One Commerce Square
                  Philadelphia, PA  19103-7098


Item 8. If registrant is an unincorporated investment company not having a board of directors:

                  (a)  state the name and address of each sponsor of registrant;

                  (b) state the name and address of each officer and director of sponsor of registrant;

                  (c) state the name and address of each trustee and each of registrant.

                  NOT APPLICABLE

Item 9.  (a)      State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                  No

         (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                  NOT APPLICABLE

             (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

                  Yes

             (d) State whether registrant has any securities currently issued and outstanding.

                  No

             (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                  NOT APPLICABLE

Item 10.          State the current value of registrant's total assets.

                  0

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                  No

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

                  NOT APPLICABLE


                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Philadelphia and Commonwealth of Pennsylvania, on the 27th day of December, 1999.


                            Albaraka Group Funds


                            By: /s/ William R. Sasso
                                William R. Sasso, Trustee


Attest:  /s/ Mark A. Sheehan
         Mark A. Sheehan, Secretary